NetWire LLC
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2023	For the Period June 22, 2022 (Inception) to December 31, 2022
Cash flows from operating activities:		
Net loss	$ -	$ (1,300,000)
Changes in operating assets and liabilities:		
Adjustment to reconcile net loss to net cash used in operating activities		
Equity-based comensation	-	1,300,000
Net cash used in operating activities	-	-
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Net cash provided by financing activities	-	-
Net cash increase for period	-	-
Cash at beginning of period	-	-
Cash at end of year	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -